                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 6-K/A

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Date of Report: June 22, 1999


                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---            ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                  Yes        No X
                                     ---       ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                       VERSATEL TELECOM INTERNATIONAL N.V.

                                  FORM 6-K/A


ITEM 5.  OTHER INFORMATION

         On June 11, 1999, VersaTel Telecom International N.V. (the "Company "), through its subsidiary VersaTel Telecom Europe B.V., acquired Svianed B.V., the third largest provider of data services in The Netherlands.


         On June 21, 1999, VersaTel filed on Form 6-K certain pro forma financial information giving effect to the acquisition of Svianed by VersaTel. The pro forma financial information contained herein corrects and supercedes previously filed pro forma financial information.


             UNAUDITED PRO FORMA FINANCIAL INFORMATION OF VERSATEL


     The following unaudited pro forma financial information of VersaTel has been prepared in accordance with U.S. GAAP and is derived from the historical financial statements of VersaTel and Svianed. The unaudited pro forma statement of operations data for the year ended December 31, 1998 give effect to the acquisition of Svianed and the incurrence of certain interim loans incurred in connection with such acquisition (the "Transactions") as if they had occurred on January 1, 1998. The unaudited pro forma statement of operations data for the 3 months ended March 31, 1999 give effect to the Transactions as if they had occurred on January 1, 1999. The unaudited pro forma balance sheet data as of March 31, 1999 give effect to the Transactions as if they had occurred on such date. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily an indication of the results that would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in the future.

                      VERSATEL TELECOM INTERNATIONAL N.V.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                       HISTORICAL                      PRO FORMA
                                  --------------------   -------------------------------------
                                   VERSATEL    SVIANED   ADJUSTMENTS          COMBINED
                                  ----------   -------   -----------   -----------------------
                                     NLG         NLG         NLG          NLG          $(1)
REVENUES........................      39,561   56,683                      96,244       47,178

OPERATING EXPENSES:
  Cost of revenues, excluding
     depreciation and
     amortization...............      31,821   26,878                      58,699       28,774
  Selling, general and
     administrative.............      47,733   11,890                      59,623       29,227
  Depreciation and
     amortization...............       6,473    8,751       35,208(2)      50,432       24,722
                                  ----------   ------                  ----------   ----------
  Total operating expenses......      86,027   47,519                     168,754       82,723
                                  ----------   ------                  ----------   ----------
Operating result................     (46,466)   9,164                     (72,510)     (35,545)

OTHER INCOME (EXPENSES):
  Foreign currency exchange
     gains (losses), net........       5,146       --                       5,146        2,522
  Interest income...............      11,857       85                      11,942        5,854
  Interest expense -- third
     parties....................     (37,522)    (435)     (43,554)(3)    (81,511)     (39,956)
  Interest expense -- related
     parties....................        (145)      --                        (145)         (71)
                                  ----------   ------                  ----------   ----------
  Total other income
     (expense)..................     (20,664)    (350)                    (64,568)     (31,651)
                                  ----------   ------                  ----------   ----------
Net result before income
  taxes.........................     (67,130)   8,814                    (137,078)     (67,196)

PROVISION FOR INCOME TAXES......           7    3,085      (3,085)(4)           7            3
                                  ----------   ------                  ----------   ----------
     Net result.................     (67,137)   5,729                    (137,085)     (67,199)
                                  ==========   ======                  ==========   ==========

NET RESULT PER SHARE (Basic and
  Diluted)(5)...................       (2.06)                               (4.20)       (2.06)
Weighted average number of
  shares outstanding(5).........  32,622,194                           32,622,194   32,622,194

-------------------------
(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 1999 of NLG 2.04 per $1.00.

(2) Reflects the uncertainties, over the current period, of goodwill. Goodwill records the excess of the acquisition price of Svianed over the fair value of assets and liabilities of Svianed. The book value of tangible assets acquired and liabilities assumed are assumed to approximate fair value. The excess of the purchase price over the fair value of tangible assets acquired and liabilities assumed was allocated to assets acquired based on management's best estimate, based on discussion with the Company's advisers and preliminary analysis of available financial and non-financial data of the fair values of such assets.

                                                                      NLG '000
    Total purchase price (including NLG 5,370 of acquisition costs)...... (363,370)
    Fair value of tangible assets acquired and liabilities assumed.......   11,288
                                                                          --------
    Goodwill recorded on acquisition......................................(352,082)

The above goodwill calculation is based on the fair value of assets and liabilities as if they had been acquired on January 1, 1998. Recorded goodwill will be adjusted by management to reflect the change in net assets and liabilities that may arise (for example, as a result of normal trading) between January 1, 1998 and the acquisition of Svianed. Goodwill is amortized over a period of 10 years.

(3) Interest expense reflects (i) NLG 32.1 million of interest expense relating to the Interim Loans (calculated using an assumed interest rate of 10.5% per annum) and (ii) NLG 11.4 million of amortization expense relating to amortization of the deferred financing costs incurred in connection with the acquisition of Svianed.
(4) Assumes that VersaTel and Svianed would file a consolidated tax return for the year ended December 31, 1998.
(5) As adjusted to give effect to a 2-for-1 stock split on April 13, 1999. Includes 130,000 ordinary shares approved for issuance by our shareholders in connection with the acquisition of CS Net.

                      VERSATEL TELECOM INTERNATIONAL N.V.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                        HISTORICAL                      PRO FORMA
                                   --------------------   -------------------------------------
                                    VERSATEL    SVIANED   ADJUSTMENTS          COMBINED
                                   ----------   -------   -----------   -----------------------
                                      NLG         NLG         NLG          NLG             $(1)
REVENUES.........................      15,501   15,579                      31,080       15,235
OPERATING EXPENSES:
  Cost of revenues, excluding
     depreciation and
     amortization................      12,485    6,628                      19,113        9,369
  Selling, general and
     administrative..............      20,179    3,734                      23,913       11,722
  Depreciation and
     amortization................       3,084    2,472       8,784(2)       14,340        7,029
                                   ----------   ------                  ----------   ----------
Total operating expenses.........      35,748   12,834                      57,336       28,120
                                   ----------   ------                  ----------   ----------
Operating result.................     (20,247)   2,745                     (26,286)     (12,885)

OTHER INCOME (EXPENSES):
  Foreign currency exchange gains
     (losses), net...............     (40,283)      --                     (40,283)     (19,747)
  Interest income................       6,043       26                       6,069        2,975
  Interest expense -- third
     parties.....................     (23,895)    (138)   (10,889)(3)      (34,922)     (17,118)
  Interest expense -- related
     parties.....................          --       --                          --           --
                                   ----------   ------                  ----------   ----------
     Total other income
       (expenses)................     (58,135)    (112)                    (69,136)     (33,890)
                                   ----------   ------                  ----------   ----------
Net result before income taxes...     (78,382)   2,633                     (95,422)     (46,775)

PROVISION FOR INCOME TAXES.......          --      921       (921)(4)           --           --
                                   ----------   ------                  ----------   ----------
     Net result..................     (78,382)   1,712                     (95,422)     (46,775)
                                   ==========   ======                  ==========   ==========
  NET LOSS PER SHARE (Basic and
     Diluted)(5).................       (2.01)                               (2.45)       (1.20)
  Weighted average number of
     shares outstanding(5).......  38,984,810                           38,984,810   38,984,810

-------------------------
(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 1999 of NLG 2.04 per $1.00.

(2) Reflects the amortization, over the current period, of goodwill. Goodwill records the excess of the acquisition price of Svianed over the fair value of assets and liabilities of Svianed. The book value of tangible assets acquired and liabilities assumed are assumed to approximate fair value.
    The excess of the purchase price over the fair value of tangible assets acquired and liabilities assumed was allocated to assets acquired based on management's best estimate, based on discussion with the Company's advisers and preliminary analysis of available financial and non-financial data, of the fair values of such assets.

                                                          NLG '000
                                                          --------
    Total purchase price (including NLG 5;370 of
     acquisition costs..................................   (363,370)
    Fair value of tangible assets acquired and
     liabilities assumed................................     12,017
                                                           --------
    Goodwill recorded on acquisition....................   (351,353)
                                                           ========


    The above goodwill calculation is based on the fair value of assets and liabilities as if they had been acquired at January 1, 1999. Recorded goodwill will be adjusted by management to reflect the change in net assets and liabilities that may arise (for example, as a result of normal trading) between January 1, 1999 and the acquisition of Svianed. Goodwill is amortized over a period of 10 years.


(3) Interest expense reflects (i) NLG 8.0 million of interest expense relating to the Interim Loans (calculated using an assumed interest rate of 10.5% per annum) and (ii) NLG 2.9 million of amortization expense relating to amortization of the deferred financing costs incurred in connection with the acquisition of Svianed.

(4) Assumes that VersaTel and Svianed would file a consolidated tax return for the year ended December 31, 1999.

(5) As adjusted to give effect to a 2-for-1 stock split on April 13, 1999. Includes 130,000 ordinary shares approved for issuance by our shareholders in connection with the acquisition of CS Net.

                      VERSATEL TELECOM INTERNATIONAL N.V.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                              AS OF MARCH 31, 1999
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                    HISTORICAL                      PRO FORMA
                                                -------------------    ------------------------------------
                                                VERSATEL    SVIANED    ADJUSTMENTS          COMBINED
                                                --------    -------    -----------    ---------------------
                                                  NLG         NLG          NLG           NLG         $(1)
ASSETS
Current Assets:
  Cash and cash equivalents...................   329,551     5,318      (68,794)(2)    266,075     130,429
  Restricted cash, current portion............    94,201        --                       94,201      46,177
  Accounts receivable less allowance for
     doubtful accounts........................    11,001    12,218                       23,219      11,382
  Inventory...................................     2,992       397                        3,389       1,661
  Other current assets........................    17,439     2,976        11,424(3)      31,839      15,608
                                                --------    ------                    ---------    --------
     Total current assets.....................   455,184    20,909                      418,723     205,257
Fixed Assets:
  Property and Equipment, net.................    41,766    20,427                       62,193      30,487
  Construction in Progress....................    92,205        --                       92,205      45,199
                                                --------    ------                    ---------    --------
     Total fixed assets.......................   133,971    20,427                      154,398      75,686
Restricted cash, net of current portion.......   135,614        --                      135,614      66,477
Capitalized finance costs, net................    28,000        --                       28,000      13,725
Goodwill......................................     4,354        --       349,641(4)     353,995     173,527
Deferred tax assets...........................        --       158                          158          77
                                                --------    ------                    ---------    --------
     Total assets.............................   757,123    41,494                    1,090,888     534,749
                                                ========    ======                    =========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable............................    50,556     4,390                       54,946      26,935
  Due to related parties......................        --     4,759                        4,759       2,333
  Accrued liabilities.........................    70,413     6,630                       77,043      37,766
  Deferred income.............................        --     1,536                        1,536         753
  Current portion of long term debt...........        --     2,500                        2,500       1,225
  Current portion of capital lease
     obligations..............................        71        --                           71          35
  Interim Financing...........................        --        --       306,000(5)     306,000     150,000
                                                --------    ------                    ---------    --------
     Total current liabilities................   121,040    19,815                      140,855      69,047
Deferred Income, net of current portion.......
Capital Lease Obligations, net of current
  portion.....................................        23        --                           23          11
Long Term Liabilities.........................       670        --                          670         328
Long Term Debt (13 1/4% Senior Notes).........   747,845        --                      747,845     366,591
Long Term Debt less of current portion........        --     7,500                        7,500       3,676
Pension obligation............................        --       450                          450         221
Shareholders' Equity:
Share capital.................................     1,949     5,000        (5,000)(6)      1,949         955
Additional paid-in capital....................    51,112        --                       51,112      25,055
Warrants......................................     5,212        --                        5,212       2,555
Retained earnings (accumulated deficit).......  (170,728)    8,729        (8,729)(6)   (170,728)    (83,690)
                                                --------    ------                    ---------    --------
     Total shareholders' equity...............  (112,455)   13,729                     (112,455)    (55,125)
                                                --------    ------                    ---------    --------
       Total liabilities and shareholders'
          equity..............................   757,123    41,494                    1,090,888     534,749
                                                ========    ======                    =========    ========

-------------------------

(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 1999 of NLG 2.04 per $1.00.

(2) Reflects the difference between the amount paid for Svianed and the amount borrowed under the interim loans, net of NLG 16.8 million of transaction costs associated with the acquisition of Svianed and the incurrence of the Interim Loans.

(3) Capitalized financing costs associated with the acquisition of Svianed.

(4) Reflects the amortization, over the current period, of goodwill. Goodwill records the excess of the acquisition price of Svianed over the fair value of assets and liabilities of Svianed. The book value of tangible assets acquired and liabilities assumed are assumed to approximate fair value. The excess of the purchase price over the fair value of tangible assets acquired and liabilities assumed was allocated to assets acquired based on management's best estimate, based on discussion with the Company's advisers and preliminary analysis of available financial and non-financial data, of the fair values of such assets.

                                                                               NLG '000
                                                                               --------
Total purchase price (including NLG 5,370 of acquisition costs)..............  (363,370)
Fair value of tangible assets acquired and liabilities assumed..............     13,729
                                                                              ---------
Goodwill recorded on acquisition............................................   (349,641)
                                                                              =========

    The above goodwill calculation is based on the fair value of assets and liabilities as if they had been acquired at March 31, 1999. Recorded goodwill will be adjusted by management to reflect the change in net assets and liabilities that may arise (for example, as a result of normal trading) between March 31, 1999 and the acquisition of Svianed.

(5) Reflects $150,000,000 in aggregate principal amount of interim loans made by Lehman Commercial Paper Inc. and ING (U.S.) Capital, LLC, on June 11, 1999 to finance the acquisition of Svianed. This amount has been converted to Dutch guilders at the rate of $1.00 = NLG 2.04.

(6) To eliminate the shareholders' equity of Svianed.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 22, 1999.


                                            VersaTel Telecom International N.V.


                                            By:      /s/ RAJ RAITHATHA
                                                 -------------------------------
                                                     Raj Raithatha
                                                     Chief Financial Officer


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